UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

WILLIAM WYATT

THE DONERAIL GROUP LP

240 26th Street

Suite 3

Santa Monica, CA 90402

ANDREW FREEDMAN ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

THE DONERAIL GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN, IA

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM WYATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		37,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

37,5000
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

870,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT FUND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		366,083
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

366,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		169,782
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

169,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Robert Cathey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

30,000
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

565,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 900450206

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares Purchased by the Donerail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 600,000 Shares reported owned directly by the Donerail Fund herein was approximately $16,523,814. The aggregate purchase price of the call options, which are currently exercisable, referencing 233,000 Shares, which may be deemed to be beneficially owned by Donerail, is approximately $165,498, including brokerage commissions. The Shares purchased by Mr. Wyatt were purchased with personal funds in open market purchases. The aggregate purchase price for the 37,500 Shares reported owned herein by Mr. Wyatt is approximately $669,666, including brokerage commissions.

The Shares purchased by the SCW Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 535,865 Shares reported owned herein by the SCW Funds is approximately $12,978,696, excluding brokerage commissions. The Shares purchased by Mr. Cathey were purchased with personal funds in open market purchases. The aggregate purchase price for the 30,000 Shares reported owned herein by Mr. Cathey is approximately $526,068, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 13, 2022, the Reporting Persons and certain of their affiliates (collectively, the “Donerail Parties”) entered into a Cooperation Agreement (the “Agreement”) with the Issuer related to the composition of the Issuer’s board of directors (the “Board”) and certain other matters.

Pursuant to the Agreement, as promptly as practicable after the execution of the Agreement, the Board will accept the resignation of one incumbent director, appoint three new directors (collectively, the “Initial New Directors”) to serve on the Board and increase the size of the Board from six to eight members in connection therewith. The three new directors will be selected from five of the Reporting Persons’ nominees for the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”), consisting of Terry Jimenez, Kimberly Kreuzberger, Katherine L. Scherping, Brian Stech and Michelle D. Wilson. In addition, the Issuer agreed to nominate the Initial New Directors for election at the 2022 Annual Meeting. As promptly as practicable after the execution of the Agreement, the Board will accept the resignation of one incumbent director, effective immediately. Pursuant to the Agreement, the Issuer has further agreed to accept the resignation of one additional director (other than the Initial New Directors) promptly after 120 days from the date of the Agreement and, concurrently with such resignation, appoint either William Wyatt or Wesley Calvert, both affiliated with Donerail, as a director (the “Fourth New Director”) to fill the vacancy resulting from such resignation. If either Mr. Wyatt or Mr. Calvert cannot serve or will not be able to serve on the Board, then Donerail will propose additional candidates such that the Board will have at least two candidates to choose from. Promptly after such appointment of the Fourth New Director, the newly constituted Board will initiate a process of identifying and appointing another additional director (the “Fifth New Director,” and collectively with the Initial New Directors and the Fourth New Director, the “New Directors”), who will be mutually agreed upon by the Board and Donerail or otherwise selected pursuant to the terms of the Agreement, and will increase the size of the Board from eight to nine members in connection therewith. During the term of the Agreement the Board will not increase the size of the Board to greater than nine members without the unanimous consent of all the members of the Board. Pursuant to the Agreement, if the Issuer agrees to nominate the Fourth New Director for election at its 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and the Fourth New Director agrees to be nominated, then the Issuer agreed to also include each of the New Directors and any Replacement Directors (as defined in the Agreement) in the Issuer’s slate of nominees at the 2023 Annual Meeting.

11

CUSIP No. 900450206

The Board has formed a Strategic Review Committee (the “Strategic Committee”) for the purpose of overseeing an expanded and wide-ranging process to identify a buyer for the Issuer. Pursuant to the Agreement, the Strategic Committee will be restructured to be comprised of four directors: two incumbent directors who served on the Board as of the execution of the Agreement and two Initial New Directors. Mr. Wyatt will be permitted to be present as an observer at meetings of the Strategic Committee and, in such capacity, will have the right to notice of and materials provided at the meetings of the Strategic Committee and a reasonable opportunity to review and comment on any public disclosure regarding the committee or other strategic matters. As a condition to such observer rights, Mr. Wyatt is required to enter into a mutually agreed non-disclosure agreement (the “NDA”). Any breach of the NDA will be deemed a material breach of the Agreement by the Donerail Parties and will entitle the Issuer to terminate the Agreement. The Strategic Committee will cease to exist upon the conclusion of the ongoing assessment.

The Agreement also provides that Donerail will maintain certain rights to designate candidates to replace the New Directors pursuant to the terms of the Agreement should any of the New Directors cease to serve as a member of the Board during the term of the Agreement, provided that Donerail will no longer have the right to designate such replacement candidates if the Donerail Parties cease to beneficially own, in the aggregate, at least 2.0% of the outstanding shares of the Issuer’s common stock.

Pursuant to the Agreement, concurrently with the appointment of the Initial New Directors, the Board will appoint one of the Initial New Directors to the Nominating and Governance Committee of the Board.

The Donerail Parties have agreed to withdraw their notice of intent to nominate director candidates for election at the 2022 Annual Meeting. The Donerail Parties and the Issuer have each agreed to a general release of each other and their respective affiliates with respect to claims arising on or prior to the date of the Agreement. During the term of the Agreement, the Issuer and the Donerail Parties have agreed that they will not disparage each other or initiate any litigation against each other.

At each annual or special meeting of the Issuer’s stockholders during the term of the Agreement, the Donerail Parties have agreed to vote the shares of the Issuer’s common stock then held by them in accordance with the Board’s recommendations on all proposals other than proposals with respect to extraordinary transactions. Moreover, other than with respect to certain proposals relating to Board composition, if Institutional Shareholder Services, Inc. (“ISS”) or Glass Lewis & Co. (“Glass Lewis”) recommends differently from the Board, the Donerail Parties may vote in accordance with the recommendation of either ISS or Glass Lewis.

12

CUSIP No. 900450206

The Donerail Parties have also agreed to certain customary standstill provisions during the term of the Agreement prohibiting it from, among other things, (i) purchasing or otherwise acquiring ownership of any securities of the Issuer as a result of which the Donerail Parties would beneficially own more than 9.9% of the Issuer’s common stock, subject to certain limited exceptions, (ii) selling, assigning, transferring or disposing of any shares of common stock to any third party if it would result in the third party owning more than 4.9% of the Issuer’s common stock outstanding at such time or if it would increase the ownership of a third party owning more than 4.9% of the Issuer’s outstanding common stock, (iii) taking certain actions to change or influence the Board, Company management or the direction of certain Company matters, (iv) soliciting proxies, (v) forming, joining or participating in any group or agreement with respect to any voting securities of the Issuer, (vi) advising, influencing or encouraging any person with respect to the voting of any securities of the Issuer, (vii) making any request for the Issuer’s stockholder list materials or other books and records, (viii) making certain announcements regarding the Issuer’s transactions, (ix) initiating, making or knowingly participating in any extraordinary transactions, and (x) exercising certain stockholder rights.

The Agreement will terminate upon five business days’ written notice by either party, except that the Agreement will not be terminable until the 30th day prior to the opening of the window for submitting stockholder nominations for the 2023 Annual Meeting. However, if the Issuer agrees to nominate the Fourth New Director for election at the 2023 Annual Meeting and the Fourth New Director agrees to be nominated, neither party would be permitted to terminate the Agreement until the 30th day before the nomination window opens for the Issuer’s 2024 annual meeting of stockholders. Notwithstanding the foregoing, the Agreement will terminate immediately upon the entry by the Issuer into any extraordinary transaction, including a merger, sale or recapitalization of the Issuer. Each of the Issuer and the Donerail Parties have the right to terminate the Agreement earlier if the other party commits a material breach of the Agreement and such breach is impossible to cure or, if capable of being cured, is not cured within a reasonable amount of time.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,479,134 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022.

A.	Donerail
(a)	As of the close of business on May 17, 2022, Donerail beneficially owned 833,000 Shares, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 833,000

(c)	The transactions in the securities of the Issuer by Donerail on behalf of the Donerail Fund since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
13

CUSIP No. 900450206

B.	Mr. Wyatt
(a)	As of the close of business on May 17, 2022, Mr. Wyatt beneficially owned 870,500 Shares, including (i) 37,500 Shares beneficially owned directly, and (ii) 833,000 Shares beneficially owned by Donerail, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 37,500
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: 37,500
4. Shared power to dispose or direct the disposition: 833,000

(c)	The transactions in the securities of the Issuer by Mr. Wyatt since the filing of the Amendment No. 10 are set forth in Schedule B and are incorporated herein by reference.
E.	HFA
(a)	HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the 833,000 Shares beneficially owned by Donerail, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 833,000

(c)	HFA has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 10 to the Schedule 13D.
F.	HMC
(a)	HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 833,000 Shares beneficially owned by Donerail, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 833,000

(c)	HMC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 10 to the Schedule 13D.
14

CUSIP No. 900450206

G.	SCW Capital
(a)	As of the close of business on May 17, 2022, SCW Capital beneficially owned 366,083 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 366,083
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 366,083

(c)	SCW Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 10 to the Schedule 13D.
H.	SCW QP
(a)	As of the close of business on May 17, 2022, SCW QP beneficially owned 169,782 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 169,782
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 169,782

(c)	SCW QP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 10 to the Schedule 13D.
I.	SCW Management
(a)	SCW Management, as the investment manager to the SCW Funds, may be deemed the beneficial owner of the 366,083 Shares beneficially owned by SCW Capital and the 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 535,865

(c)	SCW Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 10 to the Schedule 13D.
J.	Trinity
(a)	Trinity, as the general partner of the SCW Funds and SCW Management, may be deemed the beneficial owner of the 366,083 Shares beneficially owned by SCW Capital and the 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.3%

15

CUSIP No. 900450206

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 535,865

(c)	Trinity has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 10 to the Schedule 13D.
K.	Mr. Cathey
(a)	As of the close of business on May 17, 2022, Mr. Cathey beneficially owned 565,865 Shares, including (i) 30,000 Shares beneficially owned directly, (ii) 366,083 Shares beneficially owned by SCW Capital and (iii) 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 30,000
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: 30,000
4. Shared power to dispose or direct the disposition: 535,865

(c)	The transactions in the securities of the Issuer by Mr. Cathey since the filing of the Amendment No. 10 are set forth in Schedule B and are incorporated herein by reference.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,436,365 shares of Common Stock owned in the aggregate by all of the Reporting Persons, constituting approximately 8.7% of the outstanding Shares. The filing of this Amendment No. 11 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 13, 2022, the Donerail Parties and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Upon entry into the Agreement, the Joint Filing and Solicitation Agreement, dated March 21, 2022, terminated pursuant to its terms. Accordingly, On May 17, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated May 13, 2022.
99.2	Joint Filing Agreement, dated May 17, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2022

THE DONERAIL GROUP LP

By:	/s/ William Wyatt
	Name:	William Wyatt
	Title:	Managing Partner

/s/ William Wyatt
WILLIAM WYATT

HARBERT FUND ADVISORS, INC.

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

SCW CAPITAL, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

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SCW CAPITAL QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

SCW CAPITAL MANAGEMENT, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

TRINITY INVESTMENT GROUP, LLC

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

/s/ Robert Cathey
ROBERT CATHEY

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SCHEDULE B

TRANSACTIONS IN SECURITIES OF THE ISSUER
SINCE THE FILING OF AMENDMENT NO. 10 TO THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

WILLIAM WYATT

Purchase of Common Stock	12,500	17.9700	04/22/2022
Purchase of Common Stock	12,500	18.3800	04/25/2022
Purchase of Common Stock	12,500	17.2200	04/26/2022

ROBERT CATHEY

Purchase of Common Stock	8,000	19.0000	04/20/2022
Purchase of Common Stock	8,000	15.3500	04/28/2022
Purchase of Common Stock	8,000	14.6179	05/05/2022